February 19, 2025

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: TriUnity Business Services Ltd

Registration Statement on Form S-1/A

Filed February 7, 2025

File No. 333-282541

To the men and women of the SEC:

Acceleration Request:

We, TriUnity Business Services Ltd (the “Registrant”) hereby request that the Securities and Exchange Commission take appropriate action to declare the above captioned Registration Statement effective at the requested date of February 21, 2025 at 4 PM Eastern Standard Time or as soon as practicable thereafter.

In connection with this request, the Company acknowledges that:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 19, 2025

/s/ Jervey Choon

Jervey Choon

Chief Executive Officer